EXHIBIT 99.1

Portage Biotech Reports Promising Preclinical Results in Mesothelioma Supporting First-In-Human Trial of PORT-7

Encouraging efficacy data in a murine mesothelioma model with a selective A2B adenosine receptor antagonist given as a single agent or in combination with anti-PD-1 antibody

DOVER, Del., March 27, 2025 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company with a portfolio of innovative therapeutics, presented new preclinical data for PORT-7 (TT-4), a selective Adenosine A2B receptor inhibitor, generated by Dr. Luciano Mutti, Gruppo Italiano Mesotelioma e Oncologia Ambientale, at the 2025 European Lung Cancer Congress (ELCC), held in Paris, France March 26-29. The new data demonstrate both single agent activity for PORT-7, and a dramatic >90% inhibition of tumor growth when PORT-7 was combined with an anti-PD1 antibody in a murine model of mesothelioma. Immunohistochemistry of the tumors revealed a significant infiltration of both CD3 and CD45 positive immune effector cells. Mesothelioma is an aggressive cancer with limited treatment options in need of novel approaches to overcome immune resistance. To our knowledge, this is the first report of antitumor activity against mesothelioma using a selective A2B receptor inhibitor. Portage is making preparations to commence a first-in-human clinical trial with PORT-7.

Combining PORT-6 and PORT-7 for a More Comprehensive Immunotherapy Approach

In parallel, Portage is advancing the dose escalation of PORT-6, a potent and selective inhibitor of the A2A adenosine receptor. Portage’s plan is to ultimately co-administer PORT-6 with PORT-7 in the ongoing ADPORT-601 trial. This will mark the first time two highly selective A2A and A2B antagonists are combined in patients, with the aim of achieving a complete blockade of adenosine-induced immunosuppression in the tumor microenvironment. This innovative approach is designed to fully neutralize adenosine-mediated immune suppression, enhance anti-tumor responses, and broaden the impact of immunotherapy in solid tumors.

About Portage Biotech
Portage Biotech is a clinical-stage immuno-oncology company advancing a pipeline of novel biologics to transform the immune system’s ability to fight cancer. For more information, visit www.portagebiotech.com.

Forward-Looking Statements
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For More Information:
Portage Biotech
Alexander Pickett, Chief Executive Officer
ir@portagebiotech.com